Exhibit 2.3

Description of American Depositary Shares

The following is a summary of the deposit agreement dated as of May 31, 1996, as amended by amendment no. 1 dated as of March 15, 1999, amendment no. 2 dated as of April 24, 2000 and amendment no. 3 dated as of July 24, 2002, among SK Telecom Co., Ltd., Citibank, N.A. (“Citibank”), as ADR depositary, and all holders and beneficial owners of ADSs. Unless otherwise indicated, all references in this exhibit to the terms “we,” “us,” “our” and “SK Telecom” refer to SK Telecom Co., Ltd., all references in this exhibit to “ADSs” are to our American depositary shares, and all references to “ADRs” are to the American depositary receipts issued under our ADSs. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you as an owner of our ADSs. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed as Exhibit 2.1 to our annual report on Form 20-F. Copies of the deposit agreement are available for inspection at the principal New York office of the ADR depositary, currently located at 388 Greenwich Street, 14th Floor, New York, NY 10013, United States of America, and at the principal London office of the ADR depositary, currently located at Canada Square, Canary Wharf, London, E14 5LB, England.

American Depositary Receipts

The ADR depositary may execute and deliver ADRs evidencing the ADSs. Each ADR evidences a specified number of ADSs, each ADS representing one-ninth of one share of our common stock to be deposited with the ADR depositary’s custodian in Seoul. Korea Securities Depository is the institution authorized under applicable law to effect book-entry transfers of our common shares, known as the “Custodian.” The Custodian is located at 23, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul 07330, Korea. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

Uncertificated Form of ADSs

Pursuant to a side letter agreement dated as of October 1, 2007, the ADR depositary may also issue ADSs that are not evidenced by ADRs (the “uncertificated ADSs”) on its direct registration system, unless otherwise specifically instructed in writing by the applicable holder. The uncertificated ADSs are not represented by any instrument(s) but are evidenced only by the registration of “uncertificated securities” on the books and records of the ADR depositary maintained for such purpose. Uncertificated ADSs are in all material respects identical to certificated ADSs of the same type and class, except that (i) no ADR(s) are, nor need to be, issued to evidence uncertificated ADSs, (ii) uncertificated ADSs are, subject to the terms of the deposit agreement (as supplemented by the side letter agreement), transferable upon the same terms and conditions as uncertificated securities under New York law, (iii) each holder’s ownership of uncertificated ADSs are recorded on the books and records of the ADR depositary maintained for such purpose and evidence of such holder’s ownership are reflected in periodic statements provided by the ADR depositary to each such holder in accordance with applicable law, (iv) the ADR depositary may from time to time, upon notice to the holders of uncertificated ADSs affected thereby, establish rules and amend or supplement existing rules, as may be deemed reasonably necessary to maintain the direct registration system for the ADSs and for the issuance of uncertificated ADSs on behalf of holders, provided that such rules do not conflict with the terms of the deposit agreement (as supplemented by the side letter agreement) and applicable law, (v) the holder of uncertificated ADSs are not entitled to any benefits under the deposit agreement (as supplemented by the side letter agreement) and such holder’s uncertificated ADSs shall not be valid or enforceable for any purpose against the ADR depositary or us unless such holder is registered on the books and records of the ADR depositary maintained for such purpose, (vi) the ADR depositary may, in connection with any deposit of shares resulting in the issuance of uncertificated ADSs and with any transfer, pledge, release and cancellation of uncertificated ADSs, require the prior receipt of such documentation as the ADR depositary may reasonably request, and (vii) upon termination of the deposit agreement (as supplemented by the side letter agreement), the ADR depositary does not require holders of uncertificated ADSs to affirmatively instruct the ADR depositary or to take other action before remitting proceeds from the sale of the deposited securities represented by such holders’ uncertificated ADSs under the terms of the deposit agreement.

Holders of uncertificated ADSs that are not subject to any registered pledges, liens, restrictions or adverse claims, of which the ADR depositary has written notice at such time, may exchange the uncertificated ADSs (or any portion thereof) for ADRs of the same type and class, subject in each case to applicable laws and any rules the ADR depositary may establish from time to time in respect of the uncertificated ADSs. In addition, so long as the ADR depositary maintains its direct registration system for the ADSs, the holders of ADRs have the right to exchange the ADRs (or any portion thereof) for uncertificated ADSs upon (i) the due surrender of the ADRs to the ADR depositary for such purpose, and (ii) the presentation of a written request to such effect to the ADR depositary, subject in each case to all liens and restrictions noted on the ADR evidencing the ADS(s) and all adverse claims of which the ADR depositary then has written notice, the terms of the deposit agreement (as supplemented by the side letter agreement) and the rules that the ADR depositary may establish from time to time for such purposes thereunder, and applicable law. Moreover, holders of uncertificated ADSs may also request the sale of ADSs through the ADR depositary, subject to the terms and conditions generally applicable to the sale of ADSs through the ADR depositary from time to time (which may be changed by the ADR depositary).

Deposit and Withdrawal of Shares of Common Stock

Notwithstanding the provisions described below, under the terms of the deposit agreement, the deposit of shares and issuance of ADSs may only be made if the total number of shares represented by ADSs after such deposit does not exceed a specified maximum. See “Item 3.D. Risk Factors — Risks Relating to Securities — If an investor surrenders his or her ADSs to withdraw the underlying shares, he or she may not be allowed to deposit the shares again to obtain ADSs.” of our most recent annual report on Form 20-F. This limit will be adjusted in certain circumstances, including (1) upon the cancellation of existing ADSs, (2) upon future offerings of ADSs by us or our shareholders, (3) rights offerings and (4) adjustments for share reclassifications. The limit also may be decreased in certain circumstances. Notwithstanding the foregoing, the ADR depositary and the Custodian may not accept deposits of shares of common stock for issuance of ADSs if it has been notified by us in writing that we block deposits to prevent a violation of applicable Korean laws or regulations or a violation of our articles of incorporation. In addition, the ADR depositary may not accept deposits of shares of common stock for issuance of ADSs from a person who identifies him-, her- or itself to the ADR depositary, and has been identified in writing by us, as a holder of at least 4.0% of our shares of common stock.

The shares of common stock underlying the ADSs are delivered to the ADR depositary’s Custodian in book-entry form. Accordingly, no share certificates will be issued but the ADR depositary will hold the shares of common stock through the book-entry settlement system of the Custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The ADR depositary will execute and deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares of common stock with the Custodian. Upon payment of fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes, the ADR depositary will register the appropriate number of ADSs in the names you designate. The ADR depositary and the ADR depositary’s Custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with ownership restrictions under applicable law or our articles of incorporation or whenever the deposit would cause the total number of shares of common stock deposited to exceed a level we determine from time to time. We may instruct the ADR depositary to take certain actions with respect to a holder of ADSs who holds in excess of the ownership limitation set forth in the deposit agreement, including the mandatory sale or disposition of the shares represented by the ADSs in excess of such ownership limitations if, and to the extent, permitted by applicable law.

You may surrender your ADRs to the ADR depositary to withdraw the underlying shares of our common stock. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside the United States, of the shares of common stock evidenced by the ADRs and any other property at the time represented by ADR you surrendered. If you surrender an ADR evidencing a number of ADSs not evenly divisible by nine, the ADR depositary will deliver the appropriate whole number of shares of common stock represented by the surrendered ADSs and will execute and deliver to you a new ADR evidencing ADSs representing any remaining fractional shares of common stock.

If you request withdrawal of shares of common stock, you must deliver to the ADR depositary a written order directing the ADR depositary to cause the shares of common stock being withdrawn to be delivered or to cause such delivery upon the written order of the person designated in your order, subject to applicable Korean laws and the provisions of the deposit agreement.

Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and limitations established by the ADR depositary, the ADR depositary may execute and deliver ADSs before deposit of the underlying shares of common stock. This is called a pre-release of the ADS. The ADR depositary may also deliver shares of common stock upon cancellation of pre-released ADSs (even if the cancellation occurs before the termination of the pre-release). The ADR depositary may pre-release ADSs only under the following circumstances:

•

before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the ADR depositary in writing that the person, or, in case of an institution its customer, owns the shares of common stock or ADSs to be deposited and show evidence of the ownership to the ADR depositary’s satisfaction;

•

before or at the time of such pre-release, the person to whom the pre-release is being made must agree in writing that he or she will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or Custodian, reflect on his or her records the ADR depositary as owner of such shares of common stock or ADSs and deliver such shares of common stock upon the ADR depositary’s request;

•	the pre-release must be fully collateralized with cash or U.S. government securities;

•	the ADR depositary must be able to terminate the pre-release on not more than five business days’ notice; and

•	the pre-release is subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

The ADR depositary may retain for its own account any compensation received by it in connection with the pre-release, such as earnings on the collateral.

If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea (the “FSS”) before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months. See “Item 10.D. Exchange Controls — Korean Foreign Exchange Controls and Securities Regulations — Restrictions Applicable to Shares” of our most recent annual report on Form 20-F.

Dividends, Other Distributions and Rights

If the ADR depositary can, in its judgment and pursuant to applicable law, convert Won (or any other foreign currency) into Dollars on a reasonable basis and transfer the resulting Dollars to the United States, the ADR depositary will as promptly as practicable convert all cash dividends and other cash distributions received by it on the deposited shares of common stock into Dollars and distribute the Dollars to you in proportion to the number of ADSs representing shares of common stock held by you, after deduction of the fees and expenses of the ADR depositary. If the ADR depositary determines that in its judgment any currency other than Dollars it receives from us cannot be converted and distributed on a reasonable basis, the ADR depositary may distribute the currency it receives to the extent permitted under applicable law or hold the currency for your account if you are entitled to receive the distribution. The ADR depositary will not be liable for any interest. Before making a distribution, the ADR depositary will deduct any withholding taxes that must be paid.

In the event that the ADR depositary or the Custodian receives any distribution upon any deposited shares of common stock in property or securities (other than shares of common stock, non-voting preferred stock or rights to receive shares of common stock or non-voting preferred stock), the ADR depositary will distribute the property or securities to you in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, equitable and practicable. If the ADR depositary determines that any distribution of property or securities

(other than shares of common stock, non-voting preferred stock or rights to receive shares of common stock or non-voting preferred stock) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable or practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

If a distribution by us consists of a dividend in, or free distribution of, our shares of common stock, the ADR depositary may, with our approval, and will, if we request, deposit the shares of common stock and either (1) distribute to you, in proportion to your holdings, additional ADSs representing those shares of common stock, or (2) reflect on the records of the ADR depositary the increase in the aggregate number of ADSs representing those number of shares of common stock, in both cases, after the deduction of the fees and expenses of the ADR depositary. If the ADR depositary deems that such distribution for any reason is not feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem equitable and practicable, including by public or private sale of all or part of the shares of common stock received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole ADSs. If the ADR depositary does not distribute additional ADSs, then each outstanding ADS will also represent the new shares so distributed.

If a distribution by us consists of a dividend in, or free distribution of, shares of non-voting preferred stock, the ADR depositary will deposit such shares of non-voting preferred stock under a non-voting preferred stock deposit agreement to be entered into among us, the ADR depositary and all holders and beneficial owners of depositary shares. The ADR depositary will deliver to you, in proportion to your holdings of ADSs, depositary shares issued under the non-voting preferred stock deposit agreement representing the number of non-voting shares received as such dividend or distribution. If the ADR depositary deems such distribution for any reason is not feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem equitable and practicable, including by public or private sale of all or part of the non-voting shares received. The ADR depositary will distribute to you the net proceeds of any such sale in the same way as it does with cash. The ADR depositary will only distribute whole depositary shares. We are not obligated to list depositary shares representing non-voting shares on any exchange.

If we offer holders of our securities any rights to subscribe for additional shares of common stock or any other rights, the ADR depositary may make these rights available to you. The ADR depositary must first determine whether it is lawful and feasible to do so. If the ADR depositary determines that it is not lawful or feasible to make these rights available to you, then upon our request, the ADR depositary will sell the rights and distribute the proceeds in the same way as it would do with cash. The ADR depositary may allow these rights that are not distributed or sold to lapse. In that case, you will receive no value for these rights.

If we issue any rights with respect to non-voting shares, the securities issuable upon any exercise of such rights by holders or beneficial owners will be depositary shares representing those non-voting shares issued under the provisions of a non-voting preferred stock deposit agreement.

If a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) is required with respect to the securities to which any rights relate in order for us to offer the rights to you and to sell the securities represented by these rights, the ADR depositary will not offer such rights to you until such a registration is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the Securities Act or any required filing, report, approval or consent has been submitted, obtained or granted. We or the ADR depositary will not be obligated to register the rights or securities under the Securities Act or to submit, obtain or request any filing, report, approval or consent.

The ADR depositary may not be able to convert any currency or to sell or dispose of any distributed or offered property or rights in a timely manner or at a specified price, or at all.

Record Dates

The ADR depositary will fix a record date, after consultation with us, in each of the following situations:

•	any cash dividend or other cash distribution becomes payable;

•	any distribution other than cash is made;

•	rights are issued with respect to deposited shares of common stock;

•	the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS; or

•	the ADR depositary receives notice of any shareholders’ meeting.

The record date will, to the extent practicable, be as near as the record date fixed by us for the shares of common stock. The record date will determine (1) the ADR holders who are entitled to receive the dividend, distribution or rights, or the net proceeds of the sale of the rights; or (2) the ADR holders who are entitled to receive notices or exercise rights.

Voting of the Underlying Shares of Common Stock

We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice but not less than 14 days before the meeting. As soon as practicable after it receives our notice, the ADR depositary will fix a record date, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

•	the information contained in our notice to the ADR depositary including an English translation, or, if requested by us, a summary of the information provided by us;

•

a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the ADR holders may give their instructions.

Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable, to vote or cause to be voted the deposited shares of common stock in accordance with the instructions set forth in your written requests. The ADR depositary may not itself exercise any voting discretion over any deposited shares of common stock. You may only exercise the voting rights in respect of nine ADSs or multiples of nine ADSs. ADR holders may not be entitled to give instruction to vote the shares represented by the ADSs if, and to the extent, the total number of shares represented by the ADSs of an ADR holder exceeds the limit set under applicable law. We can give no assurance to you, however, that we will notify the ADR depositary sufficiently in advance of the scheduled date of a meeting or solicitation of consents or proxies to enable the ADR depositary to make a timely mailing of notices to you, or that you will receive the notices sufficiently in advance of a meeting or solicitation of consents or proxies to give instructions to the ADR depositary.

Inspection of Transfer Books

The ADR depositary will keep books at its principal New York office, which is currently located at 388 Greenwich Street, 14th Floor, New York, NY 10013, for the registration and transfer of ADRs. You may inspect the books of the ADR depositary as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADRs.

Reports and Notices

On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of the shares of common stock, we will transmit to the Custodian and the ADR depositary sufficient copies of the notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards (“IFRS”) and unaudited non-consolidated semiannual financial statements prepared in conformity with IFRS. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

Notices to you under the deposit agreement will be deemed to have been duly given if personally delivered or sent by mail or cable, telegraph or facsimile transmission, confirmed by letter, addressed to you at your address as it appears on the transfer books of the ADR depositary or at such other address as you have notified the ADR depositary.

In addition, the ADR depositary will make available for inspection by holders at its principal New York office and its principal London office any notices, reports or communications, including any proxy soliciting materials, received from us that we generally transmit to the holders of our common stock or other deposited securities, including the ADR depositary. The ADR depositary will also send to you copies of reports and communications we will provide as provided in the deposit agreement.

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, consolidation or any other reclassification of our common shares or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the Custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, represent the right to receive the new deposited shares of common stock, unless additional ADRs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

Amendment and Termination of the Deposit Agreement

We may agree with the ADR depositary to amend the deposit agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the ADR depositary, or prejudices any substantial existing right of ADR holders, it will only become effective 30 days after the ADR depositary notifies you of the amendment. If you continue to hold your ADSs at the time an amendment becomes effective, you will be considered to have agreed to the amendment and to be bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADSs and to receive the underlying deposited securities.

The ADR depositary will terminate the deposit agreement if we ask it to do so with 90 days’ prior written notice. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us at least 90 days in advance that it would like to resign and we have not appointed a new depositary. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

If any ADRs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the deposited shares of common stock;

•	to sell property and rights and the conversion of deposited shares of common stock into cash as provided in the deposit agreement; and

•

to deliver deposited shares of common stock, together with any dividends or other distributions received with respect to the deposited shares of common stock and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADRs.

At any time after the expiration of six months from the date of termination, the ADR depositary may sell any remaining deposited shares of common stock and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then.

Charges of ADR Depositary

The fees and expenses of the ADR depositary as agreed between us and the ADR depositary include:

•	taxes and other governmental charges;

•

registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the Custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency into Dollars under the deposit agreement;

•	a fee of up to US$5.00 per 100 ADSs, or portion thereof, for execution and delivery of ADSs and the surrender of ADRs under the deposit agreement; and

•	a fee of up to US$0.02 per ADS held for cash distributions, a sale or exercise of rights or the taking of any other corporate action involving distributions to shareholders.

For a detailed description of fees and charges payable by the holders of ADSs under the deposit agreement, see “Item 12.D. American Depositary Shares — Fees and Charges under Deposit Agreement” of our most recent annual report on Form 20-F.

General

Neither we nor the ADR depositary will be liable to you if prevented or delayed by any present or future law, governmental authority, any provision of our articles of incorporation or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. The deposit agreement provides that the ADR depositary will hold the shares of common stock for your sole benefit. Our obligations and those of the ADR depositary under the deposit agreement are expressly limited to performing, in good faith and without negligence, our and its respective duties specified in the deposit agreement.

The ADSs are transferable on the books of the ADR depositary, provided that the ADR depositary may, after consultation with us, close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery of any ADSs, registration of transfer, split-up, combination of any ADR or surrender of any ADS for the purpose of withdrawal of deposited shares of common stock, the ADR depositary or the Custodian may require payment from the depositor of the shares of common stock or a holder of ADSs of a sum sufficient to reimburse the ADR depositary for any tax or other governmental charge and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADSs.

Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the Custodian a proof of citizenship, residence, exchange control approval, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of their interest, to provide information relating to the registration on our shareholders’ register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the Custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, unless otherwise instructed by us, in a timely manner, with copies of any of these proofs and certificates and these written representations and warranties.

The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed or, if that action is deemed necessary or advisable by us or the ADR depositary, at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law. Except as described in “Deposit and Withdrawal of Shares of Common Stock” above, notwithstanding any other provision of the deposit agreement, the surrender of outstanding ADRs and withdrawal of Deposited Securities (as defined in the deposit agreement) represented by the ADRs may be suspended, but only as required in connection with (1) temporary delays caused by closing the transfer books of the ADR depositary or the issuer of any Deposited Securities (or the appointed agent or agents for such issuer for the transfer and registration of such Deposited Securities) in connection with voting at a shareholders’ meeting or the payment of dividends, (2) payment of fees, taxes and similar charges, or (3) compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

Governing Law

The deposit agreement and the ADRs will be interpreted under, and all rights under the deposit agreement or the ADRs are governed by, the laws of the State of New York.

We have irrevocably submitted to the non-exclusive jurisdiction of New York State or United States Federal Courts located in New York City and waived any objection to legal actions or proceedings in these courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

This submission was made for the benefit of the ADR depositary and the holders and will not limit the right of any of them to take legal actions or proceedings in any other court of competent jurisdiction nor will the taking of legal actions or proceedings in one or more jurisdictions preclude the taking of legal actions or proceedings in any other jurisdiction (whether concurrently or not), to the extent permitted under applicable law.

Information Relating to the ADR Depositary

Citibank has been appointed as ADR depositary pursuant to the deposit agreement. Citibank is an indirect wholly-owned subsidiary of Citigroup Inc., a Delaware corporation whose principal office is located in New York, New York. Citibank is a global financial services organization serving individuals, businesses, governments and financial institutions in approximately 100 countries around the world.

Citibank was originally organized on June 16, 1812, and now is a national banking association organized under the National Bank Act of 1864 of the United States of America. Citibank is primarily regulated by the United States Office of the Comptroller of the Currency. Its principal office is at 388 Greenwich Street, 14th Floor, New York, NY 10013.

The consolidated balance sheets of Citibank are set forth in Citigroup’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, each on file with the SEC.

Citibank’s articles of association and by-laws, each as currently in effect, together with Citigroup’s most recent annual and quarterly reports will be available for inspection at the Depositary Receipt office of Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013.